GREAT PANTHER MINING LIMITED
FORM 51-102 F4

AMENDMENT NO. 1 TO
BUSINESS ACQUISITION REPORT

EXPLANATORY NOTE:

This Amendment No. 1 to the Business Acquisition Report dated May 17, 2019 of Great Panther Mining Limited (the “Original BAR”) is being filed for the limited purpose of including the updated independent auditor’s report of KPMG (the “Independent Auditor’s Report”) on the audited financial statements of Beadell Resources Limited (“Beadell”) as at December 31, 2018 and for the year then ended (the “Beadell 2018 Financial Statements”). The updated Independent Auditor’s Report has been revised from the report included in the Original BAR to expressly state that KPMG has conducted its audit of the financial statements of Beadell in accordance with International Standards on Auditing (“ISAs”). The Independent Auditor’s Report included in the Original BAR had stated that the audit had been conducted in accordance with Australian Auditing Standards. In connection with the updating and re- dating of the Independent Auditor’s Report as of June 27, 2019, the Beadell Financial Statements have been updated to reflect certain subsequent events occurring between the April 30, 2019 date of the original Independent Auditor’s Report and June 27, 2019. Other than updates to reflect these subsequent events, there were no amendments or restatements to the Beadell 2018 Financial Statements themselves. In addition, there are no other changes to information provided in the Original BAR.

Item 1                      IDENTITY OF COMPANY

1.1                           Name and Address of Company

Great Panther Mining Limited (“Great Panther” or the “Company”)
Suite 1330 – 200 Granville Street
Vancouver, BC
V6C 1S4

1.2                           Executive Officer

Jim Zadra
Chief Financial Officer
(604) 608-1766

Item 2                     DETAILS OF ACQUISITION

2.1                           Nature of Business Acquired

On March 5, 2019, the Company completed the previously announced acquisition of all of the issued and outstanding ordinary shares of Beadell Resources Ltd. (“Beadell”) by means of a Scheme of Arrangement (the “Scheme”) under the Australian Corporations Act 2001 (the “Transaction”). The Scheme was completed pursuant to a Scheme Implementation Deed, dated September 23, 2018, between the Company and Beadell (the “Implementation Deed”).

Upon completion of the Transaction, the Company changed its name from “Great Panther Silver Limited” to “Great Panther Mining Limited”.

1

Under the terms of the Scheme, Beadell shareholders received 0.0619 common shares of the Company (each whole common share, a “Company Share”) for each ordinary share of Beadell (the “Exchange Ratio”) resulting in the issuance of 103,593,043 Company Shares. Under the terms of the Implementation Deed, each Beadell warrantholder received a number of Company warrants equal to the number of their Beadell warrants multiplied by the Exchange Ratio at a price determined as the original exercise price divided by the Exchange Ratio and their Beadell warrants were cancelled. In the aggregate, warrants to purchase up to 9,749,727 Company Shares were issued in exchange for outstanding Beadell warrants.

In connection with the completion of the Acquisition, the Company made an offer (the “Offer”) to purchase for cash Beadell’s outstanding US$10,000,000 principal amount of 6.00% convertible senior secured debentures maturing on June 30, 2023 (the “Debentures”) at a price equal to 105% of the principal amount, plus accrued and unpaid interest. The Offer was accepted by the holders of all Debentures and the Company completed the purchase of the Debentures on April 3, 2019.

The business of Beadell is described in the information on Beadell included in the Schedule A attached to the Original BAR, which was part of the information included by Great Panther on Beadell in its information circular dated December 21, 2018 issued in connection with the meeting of the shareholders of Great Panther to approve the Transaction held on February 11, 2019.

2.2                           Date of Acquisition

Great Panther completed the acquisition on March 5, 2019.

2.3                           Consideration

Under the terms of the Scheme, Beadell shareholders received 0.0619 common shares of the Company (each whole common share, a “Company Share”) for each ordinary share of Beadell (the “Exchange Ratio”) resulting in the issuance of 103,593,043 Company Shares. Under the terms of the Implementation Deed, each Beadell warrantholder received a number of Company warrants equal to the number of their Beadell warrants multiplied by the Exchange Ratio at a price determined as the original exercise price divided by the Exchange Ratio and their Beadell warrants were cancelled. In the aggregate, warrants to purchase up to 9,749,727 Company Shares were issued in exchange for outstanding Beadell warrants.

2.4                           Effect of Financial Position

Upon completion of the acquisition, Beadell became a wholly-owned subsidiary of Great Panther. The business and operations of Beadell have been combined with those of Great Panther and are managed concurrently.

Except as disclosed in this business acquisition report and the Material Change Report, Great Panther does not have any current plans for material changes in the business or affairs of Beadell which may have a significant effect on the results of the operations and financial position of Great Panther.

For details on the pro forma effect of the acquisition on Great Panther, see Item 3 and the condensed interim consolidated financial statements of Great Panther as at and for the three months ended March 31, 2019, which were filed on www.sedar.com on May 15, 2019.

The information set out above is a summary only and is qualified in its entirety by the information contained in the pro forma financial statements attached to this Business Acquisition Report.

2.5                           Prior Valuations

To the best knowledge of Great Panther, there have not been any valuation opinions obtained within the last twelve months by Beadell or Great Panther as required by securities legislation or a Canadian exchange or market to support the consideration paid by Great Panther in connection with the acquisition.

2

2.6                           Parties to Transaction

The acquisition was not with an informed person, associate or affiliate of Great Panther as defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations.

2.7                           Date of Report

Originally dated May 17, 2019, and amended July 2, 2019.

3

Item 3                      FINANCIAL STATEMENTS

The following are provided in the Appendices:

Appendix	Financial Statements
Appendix A to this Amendment No. 1 to Business Acquisition Report	Financial statements of Beadell as at and for the years ended December 31, 2018 and 2017.

Independent Auditor’s Report on the audit of the Financial Statements of

Beadell as at December 31, 2018 and for the year then ended.

The auditors have not given their consent to include their audit report in this Business Acquisition Report.
Appendix B to the Original BAR	Unaudited pro forma combined statement of loss for the year ended December 31, 2018

4

APPENDIX A

Financial statements of Beadell Resources Ltd. as at and for the year ended December 31, 2018

Beadell Resources Limited
ABN 50 125 222 291

Financial Statements
31 December 2018

Consolidated Financial Statements

Consolidated statement of financial position

As at 31 December 2018

			Restated*	Restated*
		Dec 2018	31-Dec 2017	31-Dec 2016
	Note	$’000	$’000	$’000
Assets
Cash and cash equivalents	15	9,415	10,136	28,298
Restricted cash		172	171	283
Prepayments		3,552	2,365	1,351
Trade and other receivables	14	25,604	24,907	29,267
Inventories	11	45,844	37,190	59,674
Total current assets		84,587	74,769	118,873

Trade and other receivables	14	23,308	18,062	153
Inventories		-	-	53,049
Exploration and evaluation assets		428	451	498
Mineral properties	13	26,830	31,429	28,428
Property, plant and equipment	12	160,619	137,270	134,942
Deferred tax assets	10	-	30,820	18,553
Total non-current assets		211,185	218,032	235,623
Total assets		295,772	292,801	354,496

Liabilities
Trade and other payables	21	43,637	58,670	44,230
Employee benefits	19	2,916	4,311	5,129
Borrowings	17	57,147	55,801	54,637
Provisions	23	6,393	5,333	4,527
Total current liabilities		110,093	124,115	108,523

Employee benefits	19	16	13	204
Other financial liabilities	16	5,007	-	-
Borrowings	17	51,013	-	6,949
Provisions	23	10,212	8,209	7,845
Total non-current liabilities		66,248	8,222	14,998
Total liabilities		176,341	132,337	123,521

Net assets		119,431	160,464	230,975

Equity
Share capital	22	324,966	303,512	254,435
Reserves	22	(28,328)	(22,486)	(5,080)
Accumulated losses		(177,207)	(120,562)	(18,380)
Total equity		119,431	160,464	230,975

* See Note 3

The notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements

Consolidated statement of profit or loss and other comprehensive income

For the year ended 31 December 2018

			Restated*
		Dec 2018	Dec 2017
	Note	$’000	$’000
Revenue		206,534	206,174
Cost of sales	6	(192,700)	(293,083)
Gross margin		13,834	(86,909)

Other income		722	502
Administrative expenses		(20,114)	(20,318)
Project exploration and evaluation expenses		(1,169)	(854)
Impairment losses	9	(7,550)	(2,881)
Other expenses		(487)	(821)
Results from operating activities		(14,764)	(111,281)

Finance income		4,801	315
Finance expense		(17,496)	(5,936)
Net finance expense	8	(12,695)	(5,621)

Loss for the period before income tax		(27,459)	(116,902)

Income tax (expense)/benefit	10	(29,186)	14,720
Loss for the period after income tax		(56,645)	(102,182)

Other comprehensive profit/(loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations		(7,877)	(18,606)
Other comprehensive loss for the period net of tax		(7,877)	(18,606)
Total comprehensive loss for the year		(64,522)	(120,788)

Earning per share:
Basic loss per share ($)	18	(0.04)	(0.08)
Diluted loss per share ($)	18	(0.04)	(0.08)

* See Note 3

The notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements

Consolidated statement of changes in equity
For the year ended 31 December 2018

				Share based	Option
		Share	Translation	payments	premium	Tax	Accumulated	Total
		capital	reserve	reserve	reserve	reserve	losses	equity
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Restated Balance at 1 January 2018		303,512	(54,859)	17,153	3	15,217	(120,562)	160,464
Total comprehensive income for the period
Loss for the period		-	-	-	-	-	(56,645)	(56,645)
Other comprehensive income
Foreign currency translation differences	8	-	(7,877)	-	-	-	-	(7,877)
Total other comprehensive income		-	(7,877)	-	-	-	-	(7,877)
Total comprehensive income for the period		-	(7,877)	-	-	-	(56,645)	(64,522)
Transactions with owners recorded directly in equity
Contributions by and distributions to owners
Issue of ordinary shares	22	24,476	-	-	-	-	-	24,476
Equity transaction costs	20, 22	(3,022)	-	1,747	-	-	-	(1,275)
Share based payments	20	-	-	288	-	-	-	288
Total contributions by and distributions to owners		21,454	-	2,035	-	-	-	23,489
Balance as at 31 December 2018		324,966	(62,736)	19,188	3	15,217	(177,207)	119,431

The notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements

Consolidatedstatement of changesin equity
For the year ended 31 December 2017

				Share based	Option
		Share	Translation	payments	premium	Tax	Accumulated	Total
		capital	reserve	reserve	reserve	reserve	losses	equity
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 31 December 2016, as previously reported		254,435	(36,136)	15,953	3	15,217	(17,347)	232,125
Impact of change in accounting policy	3	-	(117)	-	-	-	(1,033)	(1,150)
Restated balance at 31 December 2016		254,435	(36,253)	15,953	3	15,217	(18,380)	230,975
Total comprehensive income for the period
Restated loss for the period	3	-	-	-	-	-	(102,182)	(102,182)
Restated other comprehensive income
Foreign currency translation differences	8	-	(18,606)	-	-	-	-	(18,606)
Restated total other comprehensive income		-	(18,606)	-	-	-	-	(18,606)
Restated total comprehensive income for the period		-	(18,606)	-	-	-	(102,182)	(120,788)
Transactions with owners recorded directly in equity
Contributions by and distributions to owners
Issue of ordinary shares	22	50,903	-	-	-	-	-	50,903
Equity transaction costs	22	(1,826)	-	-	-	-	-	(1,826)
Share based payments	20	-	-	1,200	-	-	-	1,200
Total contributions by and distributions to owners		49,077	-	1,200	-	-	-	50,277
Restated balance as at 31 December 2017		303,512	(54,859)	17,153	3	15,217	(120,562)	160,464

The notes are an integral part of these consolidated financial statements.

Consolidated financial statements

Consolidated statement of cash flows
For the year ended 31 December 2018

		Restated*
	Dec 2018	Dec 2017
	$’000	$’000
Cash flow from operating activities
Loss for the year	(56,645)	(102,182)
Adjustments for:
Depreciation	37,008	35,907
Impairment losses	7,550	2,881
Net loss on sale of plant and equipment	-	421
Ore inventory NRV write-down	-	63,773
Net finance costs	12,695	5,621
Equity-settled share-based payment transactions	288	1,200
Income tax expense/(benefit)	29,186	(14,720)
	30,082	(7,101)
Changes in:
Inventories	(8,653)	(61)
Trade and other receivables	(5,944)	(13,548)
Prepayments	(1,188)	(1,015)
Trade and other payables	(14,989)	14,440
Provisions and employee benefits	1,670	162
Net cash from/(used in) operating activities	978	(7,121)

Cashflow from investing activities
Interest received	26	315
Payments for property, plant and equipment and mineral properties	(23,712)	(49,341)
Net cash used in investing activities	(23,686)	(49,026)

Cashflow from financing activities
Transfers from restricted cash held for security	(1)	112
Proceeds from issue of share capital, net of transaction costs	23,202	48,739
Proceeds from exercise of options	-	338
Repayment of loans and borrowings	(38,721)	(36,029)
Proceeds from loans and borrowings	41,639	30,152
Interest paid on loans	(3,852)	(4,078)
Net cash from financing activities	22,267	39,234

Net decrease in cash and cash equivalents	(441)	(16,913)
Cash and cash equivalents 1 January	10,136	28,298
Effect of exchange rate fluctuations on cash held	(280)	(1,249)
Cash and cash equivalents 30 June	9,415	10,136

* See Note 3

The notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1.      Reporting entity

Beadell Resources Limited (the Company) is a for profit company limited by shares and incorporated in Australia, whose shares were publicly traded on the Australian Stock Exchange (ASX). On 5 March 2019, the Company became a wholly owned subsidiary of Great Panther following the implementation of a Scheme of Arrangement. At the close of trading 6 March 2019 Beadell was removed from the Official List of the ASX (refer note 27). On 16 May 2019, the Company converted from a public company limited by shares to a proprietary company limited by shares and changed the name of the Company to Beadell Resources Pty Ltd.

The address of the Company’s registered office is Level 16, Brookfield Place Tower 2, 123 Saint Georges Terrace, Perth, Western Australia.

The consolidated financial statements of the Company as at and for the period from 1 January 2018 to 31 December 2018 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group Entities”).

2.      Basis of preparation

(a)	Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASBs) (including Australian Interpretations) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and interpretations adopted by the International Accounting Standards Board (IASB).

These financial statements were approved by the Board of Directors on 27 June 2019. The financial statements were originally issued and signed on 30 April 2019 with an auditor’s report signed under Australian Auditing Standards This subsequent version, dated 27 June 2019, is issued with an auditor’s report based on International Standards on Auditing, and has been updated in note 2(d) Going concern and note 27 Subsequent events for events between the two signing dates.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency. The Group’s functional currencies are the Brazilian Real and the Australian dollar.

The Company is of a kind referred to in ASIC Instrument 2016/191 and in accordance with that Instrument, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(d)	Use of estimates and judgements

Set out below is information about:

•	critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements; and
•	assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year.

Critical judgements

Going concern

The consolidated financial report has been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business. Beadell Resources Limited (the Group) held cash on hand and on deposit as at 31 December 2018 of $9.4 million and has a net working capital deficit, inclusive of provisions, of $25.5 million. For the year ended 31 December 2018 the Group incurred a loss after income tax of $56.6 million including impairments of $7.6 million. Cash inflows from operating activities were $1.0 million and cash outflows from investing activities were $23.7 million.

On 22 June 2018, the Group announced the MACA Termination Agreement. All amounts owing to MACA were consolidated into one $61 million loan. The outstanding loan amount at 31 December 2018 was $54.7 million.

The Group’s Santander – Itaú Facility was scheduled to be repaid in full by April 2019. The Group repaid the scheduled amount of US$5 million in January 2019. The final repayment of US$5 million was rescheduled subsequent to year end from April 2019 to June 2019 and was paid in full in June 2019.

Scheme of Arrangement

On 12 February 2019 a Scheme Meeting was held at which Beadell shareholders agreed to the acquisition of the Group by Great Panther. Under the Scheme, Beadell shareholders would receive 0.0619 of a Great Panther common share for each Beadell Share.

Notes to the consolidated financial statements

On 5 March 2019, the Scheme was implemented and Beadell became a 100% owned subsidiary of Great Panther. At the close of trading 6 March 2019 Beadell was removed from the Official List of ASX Limited.

The implementation of the Scheme constituted a “Change of Control” for certain borrowings of the Group. The Santander – Itaú Facility, certain other bank facilities (Banco Bradesco S.A.), Convertible Debentures and the MACA Termination Agreement contain various Change of Control clauses. Prior to the implementation of the Scheme, the Group obtained all necessary waivers and consents from Santander – Itaú, Banco Bradesco S.A. and MACA in respect of their change of control clauses.

In accordance with the terms of the Debenture Indenture, upon the occurrence of a Change of Control, Beadell is required to make an offer (the Change of Control Purchase Offer) to purchase all Beadell Convertible Debentures (the Repurchase) on issue at a price per Beadell Convertible Debenture equal to 105% of the principal amount, plus accrued and unpaid interest. All holders of Beadell Convertible Debentures agreed in writing to accept the Change of Control Purchase Offer and the Repurchase was completed on 3 April 2019.

Following the Implementation of the Scheme, the original terms of the MACA Termination Agreement has been amended. The material amended terms of the MACA Termination Agreement are as follows;

a)

Advancement of the 31 March 2019 principal repayment of $3 million to 30 days following the Completion Date (March 2019) and advancement of monthly principal repayments of $1.5 million to 30 April 2019 from 31 July 2019, resulting in total principal repayments during 2019 increasing from $12 million to $16.5 million;

b)	Great Panther has guaranteed the first $6 million of principal repayments;

c)	MACA have a right to convert $15 million of the remaining loan outstanding to shares in Great Panther, subject to:

•	a limit of $5 million in each quarter following the Completion Date at a 5% discount to the 20-day volume weighted average price;

•

any principal amount of the loan which is converted to Great Panther shares will reduce the outstanding balance of the loan, with 50% to be applied to reduce the remaining monthly repayments on a pro-rata basis; and

d)	Require that 10% (reduced from 30%) is provided as a repayment to MACA of net proceeds from any debt, equity financing or exercise of warrants in the consolidated Great Panther Group

Additionally, MACA has exercised its right to a conversion of the remaining loan outstanding to shares in Great Panther of $5 million in April 2019 and a further $5 million in June 2019, also the Company has made cash repayments totalling $7.4 million in the period subsequent to 31 December 2018. The balance of the MACA Termination Agreement is currently $37.3 million.

Great Panther financial support

On 7 December 2018, the Group announced a US$5 million non-revolving term loan from Great Panther. This loan was interest bearing at 14% per annum and had a maturity date of 15 January 2019. On 14 January 2019, the Group announced that Great Panther has agreed to accept a partial repayment of US$3 million of the principal loan amount, plus interest and fees accrued to date with no repayment date for the remaining US$2 million.

Following the implementation of the Scheme, additional non-interest bearing funding has been provided to the Company of $30.3 million, with no fixed repayment date.

Funding has also been provided to the Company in the form of an uncommitted Gold Prepayment Facility. To date, prepayments with respect to 17,276 outstanding ounces of gold, totalling US$21.6 million ($31.1 million) have been made.

Cash flows

The directors consider the going concern basis of preparation to be appropriate based on forecast cash flows and the financial support from Great Panther, for the Group to meet its obligations.

The cash flow forecast depends on successful ramp up of mining operations, processing activities and the completion of capital projects in accordance with management’s schedule and cost assumptions, and achieving forecast gold price and foreign exchange assumptions. The forecasts include the successful operation of the recently completed plant upgrade to allow for the processing of increased sulphide ore as planned. Critical to achieving forecast cash flows is the Group’s ability to achieve forecast ore material movement and gold production. The Group has a reasonable expectation that such production forecasts will be achieved through a combination of improved material movement and recoveries following the plant upgrade and accessing higher grade ore reserves.

The cash flow forecast also depends on the successful rolling of unsecured bank facilities of US$14.9 million ($20.6 million) (as at the date of these Financial Statements) and the expected refund of Brazilian Federal VAT credits (PIS/COFINS) of approximately $5.2 million in the next 12 months. The unsecured bank facilities have a successful history of being rolled and the directors expect this to continue. On 19 January 2019, the Group announced the receipt $13.9 million of PIS/COFINS. The directors have received advice that supports the timing of the additional refund of PIS/COFINS.

Notes to the consolidated financial statements

The forecast cash flows indicates the Group will require additional funding in the form of debt or equity from Great Panther in the current quarter and for the next 12 months. Great Panther has provided a legally binding letter of financial support confirming it is aware the Group will depend on continued financial support to meet their obligations as they fall due. Great Panther has undertaken to continue to provide such financial support to the Group for the period of at least 12 months from the date on which these financial statements for the year ended 31 December 2018 are approved by the Directors and confirm that the Group will rely on this letter in order to continue to trade. Great Panther also confirm it will not seek repayment of any outstanding loan balances as at the date of this report (refer to note 27), unless the Group is in a position to pay.

The Directors of the Group have a reasonable expectation that additional funding will be received from Great Panther, as required.

Should the Group not successfully achieve its cash flow forecast, or should Great Panther not take the necessary steps to be in a position to provide additional funding within the required timeframe to continue to support the Group, there is a material uncertainty as to whether the Group will be able to continue as a going concern and, therefore, whether it will realise its assets and discharge its liabilities in the normal course of business, and at the amounts stated in the financial report.

Estimates and assumptions

Restoration obligations

Significant estimation is required in determining the provision for site restoration as there are many factors that may affect the timing and ultimate cost to rehabilitate sites where construction, mining and/or exploration activities have taken place. These factors include future development and exploration activities, changes in the cost of goods and services required for restoration activities and changes to the legal and regulatory framework governing restoration obligations. These factors may result in future actual expenditure differing from amounts currently provided.

Ore Reserves

Economically recoverable ore reserves represent the estimated quantity of product in an area of interest that can be expected to be profitably extracted, processed and sold under current and foreseeable economic conditions. The Group determines and reports ore reserves under the standards incorporated in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code). The determination of ore reserves includes estimates and assumptions about a range of geological, technical and economic factors, including: quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices, and exchange rates. Changes in ore reserves impact the assessment of recoverability of exploration and evaluation assets, provisions for site restoration, the carrying amount of assets depreciated on units of production basis and the recognition of deferred taxes, including tax losses.

Recognition of tax losses

A deferred tax asset is recognised for unused tax losses only if it is probable that future taxable profits will be available to utilise those losses. Determination of future taxable profits requires estimates and assumptions as to future events and circumstances, in particular, whether successful development and commercial exploitation, or alternatively sale, of the respective area of interest will be achieved. This includes estimates and judgements about commodity prices, ore reserves, exchange rates, future capital requirements, future operational performance and the timing of estimated cash flows. Changes in these estimates and assumptions could impact on the amount and probability of estimated taxable profits and accordingly the recoverability of deferred tax assets.

Impairment of assets

The recoverable amount of each non-financial asset or cash generating unit (CGU) is determined as the higher of the value in use and fair value less costs to sell. Determination of the recoverable amount of an asset or CGU based on a discounted cash flow model requires the use of estimates and assumptions, including: the appropriate rate at which to discount cash flows, timing of cash flows, the expected life of the area of interest, commodity prices, exchange rates, ore reserves, future capital requirements and operational performance. Changes in these estimates and assumptions impact the recoverable amount of the asset or CGU and accordingly could result in an adjustment to the carrying amount of that asset or CGU.

Ore stockpiles

Net realisable value tests are performed at each reporting date and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete and bring the product to sale. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage. Stockpile tonnages are verified by periodic surveys.

Notes to the consolidated financial statements

3.      Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities. The Group has not elected to early adopt any accounting standards or amendments.

(a)	Changes in significant accounting policies

The Group has initially applied AASB 9 and AASB 15 from 1 January 2018.

AASB 9 – Financial instruments

The Group has adopted AASB 9 Financial Instruments, which replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. AASB 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and de-recognition of financial instruments from IAS 39. AASB 9 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted. The adoption of this new standard has not had a material impact on the financial statements.

AASB 15 – Revenue from contracts with customers

The Group has adopted AASB 15 Revenue from Contracts with Customers effective 1 January 2018 retrospectively using the practical expedient in paragraph C5(c) of IFRS 15, under which the Group does not disclose the amount of consideration allocated to the remaining performance obligations or an explanation of when the Group expects to recognise the amount as revenue for all reporting periods presented before the date of initial application – i.e. 1 January 2018. The details and quantitative impact of the changes in accounting policies are discussed below.

(i) Gold sales

Previously, the Group recognised revenue from gold sales when all risks and rewards transferred; no further processing was required by the Group; the quality and quantity of the gold had been determined; and the sale was probable. Under AASB 15, the Group recognises revenue when control has passed to the buyer; the Company has no significant continuing involvement; and the amount of revenue and costs incurred or costs to be incurred in respect of the transaction can be measured reliably. The Group’s assessment is that this occurs when the refined gold has been physically delivered, which is also the date when title has passed to the buyer and the Company has issued an invoice pursuant to a transaction confirmation that fixes the quantity and price of the gold for each delivery.

The impact of the change in accounting policy is that gold bullion awaiting settlement (which represented gold that has not been turned out by the Group’s refiner prior to period end) is no longer recognised as revenue. Revenue recognition will now be delayed until the refined gold has been physically delivered and title has passed to the buyer.

In 2018 had the previous accounting treatment under AASB 118 Revenue from Contracts with Customers been applied, revenue of $209.2 million (2017: $211.1 million) would have been generated from the sale of 124,007 ounces (2017: 128,342). At balance date, gold bullion waiting settlement would have been $12.4 million (2017: $9.5 million) and comprised 7,282 ounces (2017: 5,746 ounces).

Notes to the consolidated financial statements

(ii) Impacts on the financial statements

Consolidated statement of financial position

	Impact of changes in accounting policies
	As previously
	reported	Adjustments	As restated
31 December 2016	$’000	$’000	$’000
Assets
Cash and cash equivalents	28,298		28,298
Restricted cash	283		283
Prepayments	1,351		1,351
Gold bullion awaiting settlement	5,360	(5,360)	-
Trade and other receivables	29,267		29,267
Inventories	55,464	4,210	59,674
Trade and other receivables	153		153
Inventories	53,049		53,049
Exploration and evaluation assets	498		498
Mineral properties	28,428		28,428
Property, plant and equipment	134,942		134,942
Deferred tax assets	18,553		18,553
Total assets	355,646	(1,150)	354,496

Liabilities
Trade and other payables	44,230		44,230
Employee benefits	5,129		5,129
Borrowings	54,637		54,637
Provisions	4,527		4,527
Employee benefits	204		204
Borrowings	6,949		6,949
Provisions	7,845		7,845
Total liabilities	123,521	-	123,521

Equity
Share capital	254,435		254,435
Reserves	(4,963)	(117)	(5,080)
Accumulated losses	(17,347)	(1,033)	(18,380)
Total equity	232,125	(1,150)	230,975

Notes to the consolidated financial statements

	Impact of changes in accounting policies
	As previously
	reported	Adjustments	As restated
31 December 2017	$’000	$’000	$’000
Assets
Cash and cash equivalents	10,136		10,136
Restricted cash	171		171
Prepayments	2,365		2,365
Gold bullion awaiting settlement	9,496	(9,496)	-
Trade and other receivables	24,907		24,907
Inventories	29,696	7,494	37,190
Trade and other receivables	18,062		18,062
Exploration and evaluation assets	451		451
Mineral properties	31,429		31,429
Property, plant and equipment	137,270		137,270
Deferred tax assets	30,820		30,820
Total assets	294,803	(2,002)	292,801

Liabilities
Trade and other payables	58,670		58,670
Employee benefits	4,311		4,311
Borrowings	55,801		55,801
Provisions	5,333		5,333
Employee benefits	13		13
Provisions	8,209		8,209
Total liabilities	132,337	-	132,337

Equity
Share capital	303,512		303,512
Reserves	(22,530)	44	(22,486)
Accumulated losses	(118,516)	(2,046)	(120,562)
Total equity	162,466	(2,002)	160,464

Consolidated statement of profit or loss and OCI

	Impact of changes in accounting policies
	As previously
	reported	Adjustments	Restated
For the year ended 31 December 2017	$’000	$’000	$’000
Revenue	211,067	(4,893)	206,174
Cost of sales	(296,963)	3,880	(293,083)
Other income	502		502
Administrative expenses	(20,318)		(20,318)
Project exploration and evaluation expenses	(854)		(854)
Impairment losses/(reversals)	(2,881)		(2,881)
Other expenses	(821)		(821)
Finance income	315		315
Finance expense	(5,936)		(5,936)
Income tax benefit/(expense)	14,720		14,720
Loss for the period after income tax	(101,169)	(1,013)	(102,182)

Other comprehensive profit/(loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations	(18,767)	161	(18,606)
Other comprehensive profit for the period net of tax	(18,767)	161	(18,606)
Total comprehensive profit for the year	(119,936)	(852)	(120,788)

There is no material impact on the Group’s basic or diluted earnings per share for the 12 months ended 31 December 2017.

Notes to the consolidated financial statements

Consolidated statement of cash flows

	Impact of changes in accounting policies
	As previously
	reported	Adjustments	Restated
For the year ended 31 December 2017	$’000	$’000	$’000
Cash flow from operating activities
Loss for the year	(101,169)	(1,013)	(102,182)
Adjustments for:
Depreciation	35,907		35,907
Net Impairment losses	2,881		2,881
Net loss on sale of plant and equipment	421		421
Ore inventory NRV write-down	63,773		63,773
Net finance costs	5,621		5,621
Equity-settled share-based payment transactions	1,200		1,200
Income tax benefit	(14,720)		(14,720)
Changes in:
Inventories	3,222	(3,123)	99
Gold bullion awaiting settlement	(4,136)	4,136	-
Trade and other receivables	(13,548)		(13,548)
Prepayments	(1,015)		(1,015)
Trade and other payables	14,440		14,440
Provisions and employee benefits	162		162
Net cash used in operating activities	(6,961)	-	(6,961)
Interest received	315		315
Payments for property, plant and equipment and mineral properties	(49,501)		(49,501)
Net cash used in investing activities	(49,186)	-	(49,186)
Transfers from restricted cash held for security	112		112
Proceeds from issue of share capital, net of transaction costs	48,739		48,739
Proceeds from exercise of options	338		338
Repayment of loans and borrowings	(36,029)		(36,029)
Proceeds from loans and borrowings	30,152		30,152
Interest paid on loans	(4,078)		(4,078)
Net cash from financing activities	39,234	-	39,234
Net increase in cash and cash equivalents	(16,913)	-	(16,913)
Cash and cash equivalents 1 January	28,298		28,298
Effect of exchange rate fluctuations on cash held	(1,249)		(1,249)
Cash and cash equivalents	10,136	-	10,136

(b)	Basis of consolidation

	(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

	(ii)	Transactions and balances eliminated on consolidation

Intra-group balances, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

	(iii)	Business combinations

For every business combination, the Group identifies the acquirer, which is the combining entity that obtains control of the other combining entities or businesses. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another.

Measuring goodwill or discount in a business combination

The Group measures goodwill as the fair value of the consideration transferred including the recognised amount of any non-controlling interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Where the net amount of identifiable assets exceeds fair value of consideration transferred, a discount on acquisition has arisen and the resultant gain is recognised in the Group’s profit or loss. Provisional accounting for fair values is used where the Group has not completed final valuations. Where provisional accounting has been used, the Group completes final valuations within a year of acquisition.

Notes to the consolidated financial statements

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and entity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

Contingent liabilities

A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Non-controlling interest

The Group measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree.

Transaction costs

Transaction costs that the Group incurs in connection with a business combination, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed as incurred.

(c)	Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the operation at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at balance sheet date are translated to the presentation currency at the balance date at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for the effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are measured using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognised in profit or loss, except for qualifying cash flow hedges which are recognised in the other comprehensive income to the extent the hedge is effective.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Australian dollars at exchange rates at reporting date. The income and expenses of foreign operations are translated to Australian dollars at average exchange rates prevailing during the period. Foreign currency differences are recognised in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the income statement.

(d)	Financial instruments

(i)	Derivative financial instruments

Embedded derivatives

Derivatives embedded in other financial instruments or non-financial contracts (the host contract) are accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the consolidated statement of profit or loss and other comprehensive income.

(ii)	Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, restricted cash, borrowings and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured at amortised cost, less any impairment charges.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Notes to the consolidated financial statements

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank, cash on hand and short term deposits at call. Short term deposits have original maturities of 3 months or less that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in fair value.

Restricted cash

Restricted cash comprises cash at bank and short term deposits that have been given as security in relation to the Group’s borrowings. As the Group has given security over these balances they are not eligible for recognition as cash and cash equivalents.

Trade and other receivables

Receivables are initially recorded at fair value and subsequently measured at amortised cost, less provision for impairment. Loss allowances for trade receivables are measured at lifetime expected credit losses (ECLs).

Trade and other payables

Trade and other payables are carried at amortised cost. The amounts are unsecured and typically settled in 30 to 60 days of recognition. Due to their short term nature, balances are generally not discounted.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Subsequent to initial measurement, borrowings are recorded at amortised cost using the effective interest rate method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual drawdown of the facility, are amortised on a straight line basis over the term of the facility.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(iii)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Dividends are recognised as a liability in the period in which they are declared.

(e)	Revenue

Revenue is recognised when control has passed to the buyer; the Company has no significant continuing involvement; and the amount of revenue and costs incurred or costs to be incurred in respect of the transaction can be measure reliably.

	(i)	Gold sales

Gold sales revenue is recognised when the refined gold has been physically delivered, which is also the date when title has passed to the buyer and the Company has issued an invoice pursuant to a transaction confirmation that fixes the quantity and price of the gold for each delivery.

	(ii)	Rental income

Rental income is recognised in profit or loss on a straight-line basis over the term of the lease.

(f)	Royalties

Royalty obligations based on quantity produced or as a percentage of revenue that do not have the characteristics of income tax, are included in costs of sales.

(g)	Exploration and evaluation expenditure

Exploration and evaluation costs, excluding acquisition costs, are expensed as incurred. Acquisition costs are accumulated in respect of each separate area of interest.

Exploration and evaluation assets are only recognised if the rights to the area are current and either:

(i)	the acquisition costs are expected to be recouped through successful development and exploitation of the area of interest; or

(ii)

activities in the area of interest have not at the reporting date, reached a state which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are assessed for impairment if:

(i)	sufficient data exists to determine technical feasibility and commercial viability; and

(ii)	facts and circumstances suggest the carrying amount exceeds the recoverable amount.

For the purposes of impairment testing, exploration and evaluation assets are allocated to CGU’s to which the exploration activity relates. The CGU shall not be larger than the area of interest.

Notes to the consolidated financial statements

Once technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine property assets within property, plant and equipment.

In the event that an area of interest is abandoned or if the directors consider the exploration and evaluation assets attributable to the area of interest to be of reduced value, the exploration and evaluation assets are impaired in the period in which the assessment is made. Each area of interest is reviewed at each reporting period and accumulated costs are written off to the extent that they will not be recoverable in the future.

(h)	Mineral properties

Mineral properties represents expenditure in respect of capitalised exploration, evaluation, feasibility and other capitalised expenditure previously accumulated and carried forward as mineral properties under development in relation to areas of interest in which gold production has now commenced. Mine properties are stated at cost, less accumulated amortisation and accumulated impairment losses.

Mine properties are amortised on a unit-of-production basis over the economically recoverable reserves of the mine concerned, resulting in an amortisation charge proportional to the depletion of the economically recoverable mineral resources. Amortisation begins at the commencement of commercial production.

(i)	Deferred stripping

The Group defers stripping costs during the production phase of its surface mining operations. Stripping costs that generate a benefit of improved access to future components of an ore body and meet the definition of an asset are recognised as stripping activity assets. Stripping activity assets are depreciated on a units of production basis over the useful life of the identifiable component of the ore body that becomes more accessible as a result of the stripping activity. Stripping activity assets form part of property, plant and equipment.

(j)	Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within other income or other expenses in profit or loss. When re-valued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably.

The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation

Depreciation of mine specific plant and equipment and buildings and infrastructure is charged to the statement of profit and loss and other comprehensive income on a units of production basis over the economically recoverable reserves of the mine concerned, except in the case of assets whose useful life is shorter than the life of mine, in which case the straight line method is used. The unit of account is ore milled.

Depreciation of non-mine specific plant and equipment is charged to the statement of profit and loss and other comprehensive income on a straight line basis over the estimated useful lives of each asset.

In the current and comparative periods useful lives are as follows:

•	plant and equipment 2 - 20 years

•	fixtures and fittings 5 - 10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

(k)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognised on the Group’s statement of financial position.

Notes to the consolidated financial statements

(l)	Leases

Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. This will be the case if the following criteria are met:

•	the fulfilment of the arrangement is dependent on the use of a specific asset(s); and
•	the arrangement contains the right to use the asset(s).

At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, an asset and a liability are recognised at an amount equal to the fair value of the underlying asset. Subsequently the liability is reduced as payments are made and an imputed finance charge on the liability is recognised using the Group’s incremental borrowing rate.

(m)	Impairment

Financial assets

A financial asset is assessed at each reporting date to determine whether there is an indication that it is impaired. When an indication of impairment exists, a formal estimate of the recoverable amount is made. Where the carrying amount of an asset exceeds it recoverable amount the asset is considered impaired and is written down to its recoverable value.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The present value of the estimated future cash flows discounted at a pre-tax discount rate is used to assess value in use. All impairment losses are recognised in profit or loss and any subsequent reversals of impairment losses are also recognised in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups at the lowest levels for which they are separately identifiable cash inflows which are largely independent of the cash flows from other assets or group of assets (cash generating units).

Non-financial assets

The carrying amounts of the Group’s non-financial assets (excluding deferred tax assets and inventories) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, known as CGU’s.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGU’s are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(n)	Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as a personnel expense in profit or loss when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

Short-term benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Notes to the consolidated financial statements

Long-term benefits

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and, where applicable, prior periods plus related on costs; that benefit is discounted to determine its present value and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group’s obligations.

Share-based payment transactions

The Group operates equity-settled share-based payment employee share and option schemes. The fair value of the equity to which employees become entitled is measured at grant date and recognised as an expense over the vesting period, with a corresponding increase to share based payments reserve. The fair value of options and performance rights is ascertained using a recognised pricing model which incorporates all market vesting conditions.

The fair value of options is measured using the Black-Scholes formula and the fair value of the Performance Rights is measured using a combination of the Monte Carlo and/or Trinomial Lattice pricing models.

Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The cost of share based payment transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognised for share based payment transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Company, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award.

(o)	Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(p)	Finance income and expense

Finance income comprises interest income, ineffective portion of changes in fair value of cash flow hedges and changes in fair value of derivatives not designated as cash flow hedges.

Finance expense comprises impairment losses recognised on financial assets and borrowing costs recognised using the effective interest method that are not directly attributable to the acquisition, construction or production of a qualifying asset and transaction costs not eligible for capitalisation.

Foreign currency gains and losses are reported on a net basis.

Notes to the consolidated financial statements

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of the asset, all other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.

(q)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Site restoration

Mine closure and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas specific to the site. Provisions are recognised at the time that the environmental disturbance occurs.

The provision is the best estimate of the present value of the future cash flows required to settle the restoration obligation at the reporting date, based on current legal requirements and technology. Future restoration costs are reviewed annually and any changes are reflected in the present value of the restoration provision at the end of the financial year.

The amount of the provision for future restoration costs is capitalised as an asset and recognised in Mineral Properties and is depreciated over the useful life of the mineral resource. The unwinding of the effect of discounting on the provision is recognised as a finance cost. Restoration expenditure is capitalised to the extent that it is probable that the future economic benefits associated with restoration expenditure will flow to the Group.

(r)	Value Added Taxes (VAT)

Revenue, expenses and assets are recognised net of the amount of goods and services tax and equivalent indirect taxes, except where the amount of tax incurred is not recoverable from the taxation authority. In these circumstances, the tax is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated with the amount of tax included. The net amount of tax recoverable from, or payable to, the taxation authority is included as a current asset or liability in the balance sheet. To the extent a VAT receivable is not expected to be received within 12 months of balance date, the Group classifies the VAT receivable as a non-current asset. Cash flows are included in the statement of cash flows on a gross basis. The tax components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(s)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

(t)	Operating segments

The Group determines and presents operating segments based on the information that is provided to the Managing Director, who is the Group’s chief operating decision maker.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. An operating segment’s operating results are reviewed regularly by the Board to make decisions about the allocation of resources to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Board include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise predominantly of administrative expenses. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(u)	Inventories

Gold bullion that has not been dispatched to the Group’s refiner, gold in circuit and ore stockpiles are physically measured or estimated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less estimated costs of completion and costs of selling the final product.

Cost is determined by the weighted average method and comprises direct purchase costs and an appropriate portion of fixed and variable overhead costs, including depreciation and amortisation incurred in converting gold ore to bullion.

Consumable stores are valued at the lower of cost and net realisable value.

Notes to the consolidated financial statements

(v)	New accounting standards

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2019, and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out below. The Group does not plan to adopt these standards early.

AASB 16 Leases will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance lease have been removed. The new standard requires a lessee to recognise assets (the right to use the leased item) and liabilities (obligations to make lease repayments). Short term leases (less than 12 months) and leases of low value assets are exempt from the lease accounting requirements. Lessor accounting remains similar to current practice. AASB 16 is effective for annual reporting periods beginning on or after 1 January 2019, with early adoption permitted. The Group is still assessing the impact of this standard.

4.      Financial risk management

Overview

This note presents information about the Group’s exposure to credit, liquidity and market risks, objectives, policies and processes for measuring and managing risk and the management of capital.

The Group has established a Risk Management Policy and Risk Management Strategy. The Group’s Risk Management Policy and Strategy address the Group’s exposure to and management of credit, market and liquidity risks.

The Board of Directors has overall responsibility for the establishment and oversight of the Risk Management Strategy. The design, implementation and day to day responsibilities of the risk management strategy and internal control system rest with management. The Audit and Risk Management Committee is responsible for reviewing the Group’s risk management systems and internal financial control systems.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s gold bullion awaiting settlement, cash and cash equivalents and restricted cash.

Cash, cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits. The Group limits its credit risk by holding cash balances and demand deposits with reputable counterparties with acceptable credit ratings.

Restricted cash

Restricted cash comprises cash balances used as security for operating leases. Cash balances used as security are held with reputable counterparties with acceptable credit ratings.

Trade and other receivables

The Group’s trade and other receivables at balance date principally comprise VAT receivables. At 31 December 2018, the ageing of trade and other receivables, other than VAT receivables, which were not impaired, was as follows:

	Dec 2018	Dec 2017
	$’000	$’000
Neither past due nor impaired	7,302	6,971
Total	7,302	6,971

Notes to the consolidated financial statements

Exposure to credit risk

The carrying amounts of the Group’s financial assets represent maximum exposure to credit risk, by region and in total as set out below;

			Restated*
		Dec 2018	Dec 2017
	Note	$’000	$’000
Australia
Cash and cash equivalents		862	4,846
Restricted cash		44	44
Trade and other receivables		16	45
		922	4,935
Brazil
Cash and cash equivalents		8,553	5,290
Restricted cash		128	127
Trade and other receivables		7,286	6,926
		15,967	12,343
Total
Cash and cash equivalents	15	9,415	10,136
Restricted cash		172	171
Trade and other receivables	14	7,302	6,971
Exposure to credit risk		16,889	17,278

* See Note 3

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

At least annually the Group prepares detailed cash flow models as part of its system of budget planning, against which monthly actual cash flows are reported, additionally, actual cash flows are reported daily and a rolling 3 month cash flow forecast is prepared each month. Production activities are monitored and reported daily and monthly against budget and forecast amounts. These systems are used in conjunction to predict cash flow requirements and manage liquidity risk.

As at balance date, the following are the contractual maturities of financial liabilities, including estimated interest payments:

	Carrying	Contractual	6 months or	6 - 12 months	1 - 2 years	2 - 5 years
	amount	cash flows	less
	$’000	$’000	$’000	$’000	$’000	$’000
31 December 2018
Trade and other payables	(43,637)	(43,637)	(43,637)	-	-	-
Borrowings	(108,160)	(125,329)	(49,685)	(11,060)	(41,403)	(23,181)
Balance as at 31 December	(151,797)	(168,966)	(93,322)	(11,060)	(41,403)	(23,181)
31 December 2017
Trade and other payables	(58,670)	(58,670)	(58,670)	-	-	-
Borrowings	(55,801)	(55,801)	(55,801)	-	-	-
Balance as at 31 December	(114,471)	(114,471)	(114,471)	-	-	-

As at 31 December 2017, the Group was in breach of a Santander – Itaú Facility financial covenant. As a result of the breach, contractual cash flows in relation to that Facility have been presented above as payable in 6 months or less as required by accounting standards.

Subsequent to year end the loan repayment profile has changed as a result of the acquisition of Beadell by Great Panther. See notes 2(d) and 27 for further information.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group is exposed to fluctuations in foreign currency rates, interest rates and metals prices. In each case, future operational cash flows and ability to service current and future borrowings are affected by these fluctuations. At 31 December 2018, the Group has no hedging instruments with respect to gold prices, interest rates or foreign currency.

Currency risk

Currency risk arises from investments and borrowings that are denominated in a currency other than the respective functional currencies of Group entities.

Notes to the consolidated financial statements

Exposure

The Group is exposed to foreign currency risk in the form of financial instruments denominated in currencies other than the respective functional currencies of the Group. The Group’s functional currencies are the Brazilian Real and the Australian Dollar.

The table following demonstrates the Group’s exposure to foreign currency risk at the end of the year;

			Restated*
	Dec 2018	Dec 2018	Dec 2017
	A$’000	US$’000	US$’000
Cash and cash equivalents	-	5,043	1,845
Trade and other payables	-	(2,041)	(86)
Borrowings	(44,998)	(36,385)	(36,044)
Statement of financial position exposure	(44,998)	(33,383)	(34,285)

* See Note 3 Sensitivity analysis

Assuming all other variables remain constant, a 10% strengthening of the Brazilian Real at 31 December 2018 against the United States Dollar would have resulted in a reduced loss of $4.7 million (2017: $3.6 million reduced loss). A 10% weakening of the Brazilian Real would have had the equal but opposite effect, assuming all other variables remain constant. Assuming all other variables remain constant, a 10% strengthening of the Brazilian Real at 31 December 2018 against the Australian Dollar would have resulted in a reduced loss of $4.5 million. A 10% weakening of the Brazilian Real would have had the equal but opposite effect, assuming all other variables remain constant.

This analysis is based on exchange rate variances the Group considered to be reasonably possible at the end of the period. The following significant exchange rates applied to the Group’s financial instruments during the year:

	Average rate		Reporting date spot rate
	2018	2017	2018	2017
BRL 1 : USD	0.2754	0.3133	0.2583	0.3019
BRL 1 : AUD	0.3679	0.3868	0.3664	0.4088

Interest rate risk

Interest rate risk is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments. The Group is exposed to interest rate risk on cash and cash equivalents, restricted cash and its borrowings. The Group does not use derivatives to mitigate these exposures.

Cash and cash equivalents and restricted cash are held at variable and fixed interest rates. Cash in term deposits are held for fixed terms at fixed interest rates maturing in periods less than twelve months. The Group’s other cash balances are held in deposit accounts at variable rates with no fixed term.

Interest rates on the Group’s borrowings are fixed for terms of 3 to 12 months.

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was:

	Dec 2018	Dec 2017
	$’000	$’000
Fixed rate instruments
Financial assets	44	3,044
Financial liabilities	(108,160)	(46,126)
Net fixed rate instruments	(108,116)	(43,082)
Variable rate instruments
Financial assets	9,543	7,263
Financial liabilities	-	-
Net variable rate instruments	9,543	7,263

Subsequent to year end the loan repayment profile has changed as a result of the acquisition of Beadell by Great Panther. See note 27 for further information.

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity analysis – interest rates

A change in interest rates of 100 basis points at the reporting date would have increased/(decreased) the Group’s profit before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

Notes to the consolidated financial statements

	100bp	100bp	100bp	100bp
	increase	decrease	increase	decrease
	Dec 2018	Dec 2018	Dec 2017	Dec 2017
Sensitivity	$’000	$’000	$’000	$’000
Interest bearing instruments	(709)	709	(270)	270
Cash flow sensitivity (net)	(709)	709	(270)	270

Subsequent to year end the loan repayment profile has changed as a result of the acquisition of Beadell by Great Panther. See note 27 for further information.

Fair values versus carrying amounts

Carrying amounts of financial assets and liabilities equate to their corresponding fair values.

When measuring the fair value of an asset and liability, the Group uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on inputs used in the valuation techniques as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities

  Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. price) or indirectly (i.e. derived from prices).

  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

If the inputs used to measure the fair value of an asset or a liability fall into the different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the ensure measurement.

The fair value of Convertible Debentures and Warrants (refer to note 16) are determined using a binomial option pricing model. The key drives of this value include the Company’s own share price and the foreign exchange rate. The implementation of the Scheme subsequent to the end of the year has impacted the Group’s Convertible Debentures and Warrants. Refer note 27 for further information.

Other market price risk

The Group’s financial assets and liabilities are not exposed to any other market price risk.

Commodity price risk

The Group is exposed to the risk of fluctuations in the prevailing market gold price produced from the Tucano gold mine.

Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so as to maintain a capital base (comprising equity plus borrowings) sufficient to allow future operation and development of the Group’s projects.

The Group has raised capital through the issue of equity and borrowings to fund its activities. In determining the funding mix of debt and equity, consideration is given to the ability of the Group to service loan interest and repayment schedules, lending facility compliance ratios and amount of free cash flow desired.

The Group manages its capital requirements by monitoring budget to actual performance and lending compliance ratios. The Group is subject to externally imposed capital requirements in relation to its Santander – Itaú Facility, whereby it is required that;

•	a minimum net debt to EBITDA ratio be maintained,

•	a minimum net gearing ratio be maintained,

•	a minimum forward debt service cover ratio be maintained, and

•	a minimum ore reserve to expected ore reserve after final repayment of the borrowing ratio be maintained.

Please refer to going concern in note 2(d) for further information.

Notes to the consolidated financial statements

5.      Operating segments

The Group has one reportable segment, ‘Brazilian operations and exploration’, which is the Group’s strategic business unit.

Brazil
Information about reportable segment profit/(loss)	$’000
12 months ended 31 December 2018
External revenues	206,534
Project finance interest expenses	(8,340)
Unrealised/realised foreign exhange loss	(6,667)
(Impairment of) segment assets	(7,550)
Depreciation and amortisation	(37,008)
12 months ended 31 December 2017 Restated*
External revenues	206,174
Project finance interest expenses	(4,078)
Unrealised/realised foreign exhange loss	(1,035)
(Impairment of) segment assets	(2,881)
Depreciation and amortisation	(35,907)

* See Note 3

Revenue from one major customer of the Group was approximately $207 million during the year ended 31 December 2018 (2017: $206 million).

		Restated*
	Dec 2018	Dec 2017
Reconciliation of reportable segment profit/(loss)	$’000	$’000
Total loss for reportable segments	(9,747)	(96,175)
Unallocated amounts
- Corporate income	3,215	146
- Corporate expenses	(20,927)	(20,873)
Consolidated loss before tax	(27,459)	(116,902)

* See Note 3

Information about reportable segment assets, liabilities	Brazil
and capital expenditure	$’000
December 2018
Reportable segment assets	284,974
Reportable segment liabilities	151,033
Reportable segment capital expenditure	64,773
December 2017 Restated*
Reportable segment assets	282,357
Reportable segment liabilities	121,141
Reportable segment capital expenditure	42,952

* See Note 3

		Restated*
	Dec 2018	Dec 2017
Reconciliation of reportable segment assets and liabilities	$’000	$’000
Total assets for reportable segments	284,974	282,357
Unallocated amounts
- Corporate assets	10,798	10,444
Consolidated assets	295,772	292,801
Total liabilities for reportable segments	151,033	121,141
Unallocated amounts
- Corporate liabilities	25,308	11,196
Consolidated liabilities	176,341	132,337

* See Note 3

Notes to the consolidated financial statements

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of production. Segment assets are based on the geographical location of assets.

				Restated*
		Non-current	Restated*	Non-current
	Revenues	assets	Revenues	assets
	Dec 2018	Dec 2018	Dec 2017	Dec 2017
	$’000	$’000	$’000	$’000
Australia	-	33	-	48
Brazil	206,534	211,146	206,174	187,159
Unallocated amounts	-	6	-	30,825
Balance at the end of the year	206,534	211,185	206,174	218,032

* See Note 3

6.      Cost of sales

		Restated*
	Dec 2018	Dec 2017
	$’000	$’000
Costs of production	150,520	252,543
Royalties	5,172	4,633
Depreciation, amortisation and depletion	37,008	35,907
Cost of Sales	192,700	293,083

* See Note 3 Costs of production include a net realisable value adjustment in respect of low grade ore stockpiles of $nil (2017: $63.8 million). Refer to note 11 for further information.

7.      Personnel expenses

		Dec 2018	Dec 2017
	Note	$’000	$’000
Wages, salaries and benefits		25,044	30,020
Contributions to defined contribution plans		4,725	6,245
Increase in liability for annual leave		852	1,843
Other personnel expenses		2,216	3,897
Share-based payment transactions	20	288	1,200
Personnel expenses		33,125	43,205

8.      Finance income and expense

		Restated*
	Dec 2018	Dec 2017
	$’000	$’000
Recognised in profit and loss
Interest income	26	315
Interest expense	(9,147)	(4,078)
Net foreign exchange loss	(6,667)	(1,035)
Unwind of discount of site restoration provision	(463)	(314)
Changes in fair value of derivatives	4,775	-
Transaction costs	(1,219)	(509)
Net finance expense	(12,695)	(5,621)
Recognised directly in equity
Foreign currency translation differences for foreign operations	(7,877)	(18,606)
Finance loss recognised directly in equity, net of tax	(7,877)	(18,606)

* See Note 3

Notes to the consolidated financial statements

9.      Impairment losses

VAT receivables

The Group incurred impairment losses of $3.8 million (2017: $2.9 million) in respect of Brazilian state VAT (ICMS) levied on the Group’s purchases that, at balance date, are not considered recoverable.

Recoverability of ICMS is dependent on the Group generating domestic Brazilian sales which would accrue an ICMS liability which the Group can offset against ICMS assets. At balance date, significant Brazilian domestic sales are not considered probable.

Property, plant and equipment

In accordance with the terms of the MACA Termination Agreement executed in June 2018, the Group acquired $3.8 million (R$10.2 million) in plant and equipment from MACA, which the Group has impaired in full.

10.    Income tax

Current income tax

	Dec 2018	Dec 2017
	$’000	$’000
Income tax benefit/(expense)
Current tax expense	-	-
Adjustment for prior year	-	-
Deferred tax benefit/(expense)	(29,186)	14,720
Income tax benefit/(expense)	(29,186)	14,720
Numerical reconciliation between tax benefit/(expense) and pre-tax accounting (loss)/profit
Pre-tax accounting loss for the year	(27,459)	(116,902)
Income tax benefit at the Group's tax rates (Australia: 30%, Brazil: 34%)	9,014	39,278
Expenditure not allowable for tax purposes	(621)	(2,418)
Current year temporary differences not recognised	(2,803)	(1,096)
Current year losses for which no deferred tax asset was recognised	(4,650)	(1,514)
De-recognition of previously recognised temporary differences	(9,906)	-
De-recognition of previously recognised losses	(19,095)	-
Application of tax incentives	(1,125)	(19,530)
Income tax (expense)/benefit	(29,186)	14,720

SUDAM

While current tax expense is calculated at the Brazilian corporate tax rate of 34%, any tax liabilities are determined after the application of the Group’s tax incentive program (SUDAM), which reduces the Group’s effective tax rate to 15.25% .

Deferred income tax

Recognised deferred tax balances

	Dec 2018	Dec 2017
	$’000	$’000
Recognised tax assets/(liabilities)
Property, plant and equipment	(3,014)	(5,188)
Mineral properties	(512)	(758)
Trade and other receivables	-	3,359
Trade, other payables and employee benefits	2,208	2,529
Inventories	-	9,828
Borrowings	-	(812)
Provisions	1,318	1,486
Tax effect losses	-	20,376
Net deferred tax assets	-	30,820

Notes to the consolidated financial statements

	Dec 2018	Dec 2017
	$’000	$’000
Recognised deferred tax assets
Opening balance	30,820	18,553
Recognised in profit or loss	(29,186)	14,720
Effect of movement in exchange rates	(1,634)	(2,453)
Balance at the end of the period	-	30,820

Unrecognised deferred tax balances
	Dec 2018	Dec 2017
	$’000	$’000
Unrecognised deferred tax assets
Deductible/(assessable) temporary differences	14,948	1,465
Tax effect carry forward losses (Australia)	20,450	22,483
Tax effect carry forward losses (Brazil)	22,158	1,101
Balance at the end of the period	57,555	25,049

At 31 December 2017, the Group recognised deferred tax assets on temporary differences and tax losses in Brazil, on the basis that the Company believed that it was probable future taxable profits will be available against which the deferred tax assets can be utilised, noting, the Group had produced taxable profits from its sole production asset, the Tucano Gold Mine in Brazil, in several years following the recommencement of commercial production activities in 2013.

After incurring a further tax loss in 2018, and revisiting future cash flows based on production expectations and macroeconomic data, the directors have reassessed that it is no longer probable that future taxable profits will be available against which the deferred tax assets can be utilised, from the Group’s Tucano Gold Mine in Brazil. Accordingly, the Group has de-recognised its previously recognised deferred tax assets at 31 December 2018.

11.    Inventories

		Restated*
	Dec 2018	Dec 2017
	$’000	$’000
Spare parts, raw materials and consumables	15,565	13,122
Ore stockpiles	16,031	9,450
Gold in circuit	2,782	7,382
Gold bullion	11,466	7,236
Balance at the end of the year	45,844	37,190
Current	45,844	37,190
Non current	-	-
Balance at the end of the year	45,844	37,190

* See Note 3

Net realisable value

In 2017 the Group’s low grade ore stockpiles were valued at net realisable value (NRV), resulting in the recognition of a write-down to NRV of $63.8 million. The NRV write-down was recognised in cost of goods sold.

NRV is estimated by modelling using assumptions with respect to planned usage, future processing costs and forecast gold prices. Accordingly, periodic adjustments to the carrying value of ore stockpiles will occur over time depending on the assumptions used at each reporting date. These adjustments may result in a write-down or write-back depending on assumptions used.

In 2017 the Group’s low grade ore inventory was impaired to nil and as of 1 January 2018 the Group no longer recognises low grade ore mined as inventory.

All other inventories are held at cost at reporting date.

Notes to the consolidated financial statements

12.    Property, plant and equipment

	Buildings and	Plant &	Fixtures &
	infrastructure	equipment	fittings	Total
31 December 2018	$’000	$’000	$’000	$’000

Cost
Opening balance	54,980	191,369	984	247,333
Additions	10,885	47,497	38	58,420
Disposals	-	(12)	-	(12)
Effect of movements in exchange rates	(3,111)	(11,282)	(48)	(14,441)
Balance at 31 December 2018	62,754	227,572	974	291,300

Depreciation and impairment
Opening balance	(8,158)	(101,742)	(163)	(110,063)
Depreciation	(6,332)	(21,720)	(239)	(28,291)
Disposals	-	5	-	5
Effect of movements in exchange rates	803	6,843	22	7,668
Balance at 31 December 2018	(13,687)	(116,614)	(380)	(130,681)
Carrying amount
Opening balance	46,822	89,627	821	137,270
Balance at 31 December 2018	49,067	110,958	594	160,619

	Buildings and	Plant &	Fixtures &
	infrastructure	equipment	fittings	Total
31 December 2017	$’000	$’000	$’000	$’000

Cost
Opening balance	36,267	192,118	1,574	229,959
Additions	13,889	18,588	147	32,624
Transfers from ore stockpiles	11,822	-	-	11,822
Disposals	(1,674)	(804)	(641)	(3,119)
Effect of movements in exchange rates	(5,324)	(18,533)	(96)	(23,953)
Balance at 31 December 2017	54,980	191,369	984	247,333

Depreciation and impairment
Opening balance	(5,572)	(89,055)	(390)	(95,017)
Depreciation	(5,174)	(24,484)	(513)	(30,171)
Disposals	1,674	398	722	2,794
Effect of movements in exchange rates	914	11,399	18	12,331
Balance at 31 December 2017	(8,158)	(101,742)	(163)	(110,063)
Carrying amount
Opening balance	30,695	103,063	1,184	134,942
Balance at 31 December 2017	46,822	89,627	821	137,270

13.  Mineral properties

	Dec 2018	Dec 2017
	$’000	$’000
Cost
Opening balance	31,429	28,428
Additions	6,353	10,328
Amortisation of mineral properties	(9,304)	(4,593)
Effect of movements in exchange rates	(1,648)	(2,734)
Balance at the end of the year	26,830	31,429

Notes to the consolidated financial statements

14.    Trade and other receivables

	Dec 2018	Dec 2017
	$’000	$’000
Other receivables	7,302	6,971
VAT receivable	41,610	35,998
Balance at the end of the year	48,912	42,969
Current	25,604	24,907
Non current	23,308	18,062
Balance at the end of the year	48,912	42,969

Other receivables

The Company is disputing a change by the State of Amapá to the calculation of a gold royalty and has made an application to the Federal Supreme Court of Brazil for the matter to be heard.

In connection with the application, the Company has made a Judicial Deposit with the State Supreme Court, for an amount of $4.4 million (R$12.03 million) to prevent the addition of any fines or penalties, pending the outcome of a Federal Supreme Court decision.

The Company and its Brazilian counsel are confident of a ruling in the Company’s favour and expect that the Judicial Deposit will be returned in full at the conclusion of the case.

VAT receivables

The Group’s recoverable VAT receivables are represented by PIS/COFINS, which are a Brazilian federal VAT levied on some of the Groups purchases. The Group has commenced proceedings for the refund of its PIS/COFINS assets. In December 2018 the COFINS first instalment of R$3.8 million ($1.4 million) was received. Subsequent to the end of the year, the Group has received an additional instalment of R$37.9 million ($13.9 million). Refer to note 27 for further information.

Impairment losses

The Group incurred impairment losses during the period of $3.8 million (2017: $2.9 million) in respect of Brazilian state VAT (ICMS) levied on the Group’s purchases that, at balance date, are not considered recoverable.

Recoverability of ICMS is dependent on the Group generating domestic Brazilian sales which would accrue an ICMS liability which the Group can offset against ICMS assets. At balance date, significant Brazilian domestic sales are not considered probable.

15.    Cash and cash equivalents

	Dec 2018	Dec 2017
	$’000	$’000
Bank balances	9,415	10,136
Cash and cash equivalents in the statement of cash flows	9,415	10,136

16.    Other financial liabilities

Convertible Debentures

On 7 May 2018 and 28 June 2018, the Company issued a total of US$10 million ($13.4 million) of senior secured Convertible Debentures totalling US$10 million due 30 June 2023. An embedded derivative liability has been recognised upon initial recognition of the Convertible Debentures as the debenture holders have the option to convert at a fixed price of US$0.0815 per share which is different from the Company’s Australian dollar functional currency. The fair value of the embedded derivatives on issue of the Convertible Debentures was estimated to be $5.6 million. The embedded derivative liability was revalued at 31 December 2018 to $2.9 million with the change in fair value recognised in the statement of profit or loss. Refer to note 17 for further information.

The implementation of the Scheme subsequent to the end of the year has impacted the Group’s Convertible Debentures. Refer note 27 for further information.

Warrants

On 7 May 2018 and 28 June 2018, the Company issued a total of 50,859,225 and 94,129,125 attaching warrants to fully paid ordinary shares respectively to investors in conjunction with the completion of Tranches 1 and 2 of the share capital raising (refer to note 22). The warrants have an exercise price of US$0.0815 and expire three years from the date of issuance. An embedded derivative liability has been recognised upon initial recognition of the warrants as the warrants are exercisable in United States dollars and the Group’s functional currency is Australian dollars. The fair value of the embedded derivative liability was estimated to be $4.2 million. The embedded derivate liability was revalued at 31 December 2018 to $2.1 million with the change in fair value recognised in profit or loss. All the warrants remain outstanding at 31 December 2018.

Notes to the consolidated financial statements

The implementation of the Scheme subsequent to the end of the year has impacted the Group’s warrants. Refer note 27 for further information.

17.    Borrowings

	Dec 2018	Dec 2017
	$’000	$’000
MACA Loan	54,673	9,675
Santander – Itaú Facility	14,380	22,677
Convertible Debentures	8,251	-
Great Panther	7,171	-
Other bank facilities	23,685	23,449
Balance at the end of the year	108,160	55,801
Current	57,147	55,801
Non current	51,013	-
Balance at the end of the year	108,160	55,801

MACA Termination Agreement

On 22 June 2018, the Company announced the MACA Termination Agreement. All amounts owing to MACA were consolidated into one $61 million loan. Interest is payable at a rate based on the RBA cash rate plus 5% per annum. An initial payment of $3 million was made in July 2018 and a further $3.3 million was made in August 2018 representing a repayment equal to 30% of the proceeds (after costs) of the new share capital raising. The next scheduled repayment of $3 million was due 31 March 2019 and thereon monthly payments of $1.5 million commencing 1 July 2019 were required until the loan is repaid or 30 June 2022, whichever is earlier.

Following the implementation of the Scheme subsequent to the end of the year, the MACA Termination Agreement has been amended. Refer note 27 for further information.

Convertible Debentures

On 7 May 2018 and 28 June 2018, the Company issued a total of US$10 million ($13.4 million) of senior secured convertible debentures totalling US$10 million due 30 June 2023. Interest is payable semi-annually on 30 June and 31 December of each year at an interest rate of 6% per annum, commencing on 31 December 2018. On issue an embedded derivative liability of $5.6 million has been recognised in relation to the debenture holders option to convert (refer to note 16).

Following the implementation of the Scheme subsequent to the end of the year, all Beadell Convertible Debentures were repurchased on 3 April 2019. Refer note 27 for further information.

Santander – Itaú Facility

The balance of the Santander – Itaú Facility as at 31 December 2018 is US$10 million ($14.3 million). The Santander – Itaú Facility was scheduled to be repaid in full by April 2019.

Following the implementation of the Scheme subsequent to the end of the year, the terms of the Santander – Itaú Facility have been amended. Refer note 27 for further information.

Great Panther

On 7 December 2018, the Company announced a US$5 million non-revolving term loan from Great Panther. This loan is interest bearing at 14% per annum and has a term to 15 January 2019.

Following the implementation of the Scheme subsequent to the end of the year, the terms of the loan from Great Panther have been amended. Refer note 27 for further information.

Other bank facilities

The Group’s other facilities include US$14.9 million ($21.1 million) in unsecured interest bearing bank facilities, which are fully drawn at 31 December 2018. The Group’s unsecured bank facilities are interest bearing at a weighted average rate of 4.88% per annum and are repayable by November 2019. These loans have a history of being rolled and it is the expectation of the Company that this continues.

Scheme Implementation

The implementation of the Scheme constitutes a “Change of Control” of Beadell. The Santander – Itaú Facility, certain other bank facilities (Banco Bradesco S.A.), Convertible Debentures and MACA Termination Agreement contain various Change of Control clauses. The Group has obtained all necessary waivers and consents from Santander – Itaú, Banco Bradesco S.A. and MACA in respect of their change of control clauses. These consents and waivers were obtained during the 2018 year and prior to the implementation of the Scheme.

Refer note 27 for further information for further information regarding the Convertible Debentures in respect of the Change of Control arising from the implementation of the Scheme.

Notes to the consolidated financial statements

18.    Loss per share

Basic loss per share

The basic loss per share for the period is $0.04 (2017 loss per share: $0.08) . The calculation of loss per share at 31 December 2018 was based on the consolidated loss attributable to ordinary shareholders of $56,645,000 (2017 loss: $102,182,000) and a weighted average number of ordinary shares outstanding of 1,437,491,532 (2017: 1,203,621,922) calculated as follows:

Loss attributable to ordinary shareholders (basic)

		Restated*
	Dec 2018	Dec 2017
	$’000	$’000
(Loss)/Profit for the year	(56,645)	(102,182)
(Loss)/Profit attributable to ordinary shareholders	(56,645)	(102,182)

* See Note 3

Weighted average number of ordinary shares (basic)

	Dec 2018	Dec 2017
Weighted average effects	shares	shares
Opening balance	1,233,430,847	1,057,567,540
Effect of shares issued	204,060,685	146,054,382
Weighted average number of ordinary shares at the end of the year	1,437,491,532	1,203,621,922

Diluted loss per share

The Company does not have any potential ordinary shares whose conversion to ordinary shares would have a dilutive effect on basic loss per share and as such diluted loss per share is equal to basic loss per share. Potential ordinary shares of the Company consist of 18,900,000 share options issued as share based payments (refer to note 20).

In accordance with AASB 133 Earnings per Share these options and performance rights have been excluded from the calculation of diluted loss per share due to the antidilutive effect.

19.    Employee benefits

	Dec 2018	Dec 2017
	$’000	$’000
Salaries, wages and benefits accrued	1,543	1,978
Leave liabilities	1,389	2,346
Total employee benefits	2,932	4,324
Current	2,916	4,311
Non current	16	13
Total employee benefits	2,932	4,324

20.    Share-based payments

Employee Share Option Plan

In 2007, the Group established a share option plan that entitles employees to purchase shares in the Company. The objective of the plan is to assist in the recruitment, reward, retention and motivation of eligible persons in the Group. Under the plan, the Board and Remuneration, Nomination and Diversity Committee may issue eligible employees with options to acquire shares in the future at an exercise price fixed by the Board or Remuneration, Nomination and Diversity Committee on grant of options. In 2016 the shareholders of the Company approved a new share option plan (2015 EOS).

The vesting of all options is subject to service conditions being met whereby the recipient must meet the eligible employee criteria as defined in the plan.

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share based payment options during the period:

	Dec 2018		Dec 2017
	options	WAEP	options	WAEP
Opening balance	40,800,000	$0.27	45,725,000	$0.28
Options granted during the period	5,000,000	$0.08	-	$0.00
Options exercised during the period	-	$0.00	(1,500,000)	$0.23
Options forfeited during the period	(26,900,000)	$0.22	(3,425,000)	$0.49
Options outstanding at the end of the year	18,900,000	$0.29	40,800,000	$0.27
Options exercisable at the end of the year	13,900,000	$0.37	38,300,000	$0.25

Notes to the consolidated financial statements

The following table illustrates the exercise of Employee Share Option Plan options during the period:

		Exercise price per	Closing share price
Number of options exercised	Date exercised	option	on date of exercise
Period ending 31 December 2018	Nil	Nil	Nil

Period ending 31 December 2017
750,000	17-Jan-17	0.20	0.31
750,000	17-Jan-17	0.25	0.31

The outstanding balance of Employee Share Option Plan options as at 31 December 2018 is represented by:

				Strike price	Contractual	Fair value
Number of options	Grant date	Vesting	Expiring	per option	life (years)	per option
Key Management Personnel
2,500,000	18-Nov-15	Vested	31-Dec-19	$0.25	4.12	$0.06
2,625,000	21-Jan-16	Vested	31-Dec-19	$0.25	3.95	$0.06
Other employees
1,775,000	18-Nov-15	Vested	31-Dec-19	$0.25	4.12	$0.06
375,000	3-Dec-15	Vested	31-Dec-19	$0.25	4.08	$0.05
1,625,000	22-Feb-16	Vested	31-Dec-19	$0.25	3.86	$0.11
2,500,000	27-Sep-16	Vested	30-Sep-19	$0.54	3.01	$0.20
2,500,000	27-Sep-16	Vested	30-Sep-20	$0.63	4.01	$0.21
2,500,000	20-Aug-18	Vesting 30 June 2019	30-Jun-21	$0.08	2.86	$0.02
2,500,000	20-Aug-18	Vesting 30 June 2020	30-Jun-22	$0.09	3.86	$0.02

Vesting conditions for unvested Employee Share Option Plan options as at 31 December 2018 is represented below:

Number of options	Grant date	Vesting conditions of unvested options
2,500,000	20-Aug-18	Employees must be in the Group’s employment as at 30 June 2019
2,500,000	20-Aug-18	Employees must be in the Group’s employment as at 30 June 2020

The grant date fair value of Employee Share Option Plan options was measured using the Black-Scholes formula. The inputs used to determine the fair value of options granted during the year were:

	Employee grant	Employee grant
Period ended 31 December 2018	20-Aug-18	20-Aug-18
Fair value at grant date	$0.02	$0.02
Expected dividends	0%	0%
Contractual life (years)	2.86	3.86
Market value of underlying shares	$0.05	$0.05
Option exercise price	$0.08	$0.09
Expected volatility of the underlying shares	73.56%	77.88%
Risk free rate applied	2.00%	2.08%

No other features of options granted were incorporated into the measurement of fair value.

Employee share options forfeited during the period ended 31 December 2018

9,000,000 options exercisable at $0.20 and 9,000,000 options exercisable at $0.25 were forfeited as a result of failure to meet vesting conditions.

8,900,000 options exercisable at $0.20, expiring 31 December 2018 were not exercised and expired in accordance with their terms.

Recognised as employee costs – Employee Share Option Plan

	Dec 2018	Dec 2017
	$’000	$’000
Opening balance	14,345	13,881
Share options granted - equity settled	229	718
Share options forfeited - equity settled	-	(254)
Share based payments reserve	14,574	14,345

Performance Rights Plan

The Group has an established Performance Rights Plan (PRP) under which Performance Rights may be offered to KMP and employees. Under the PRP, the Board may grant eligible employees with Performance Rights to acquire shares for nil consideration, subject to meeting performance hurdles specified by the Board.

Upon vesting conditions being met, the Performance Rights converted to shares issued under the PRP will rank equally with all other issued shares.

Notes to the consolidated financial statements

The following table illustrates the number and movements in Performance Rights during the period:

	Dec 2018	Dec 2017
	rights	rights
Opening balance	9,448,555	1,598,444
Performance Rights granted during the period	-	9,448,555
Performance Rights forfeited during the period	(5,045,868)	-
Performance Rights lapsed during the period	(4,402,687)	(1,598,444)
Performance Rights outstanding at the end of the year	-	9,448,555

Performance Rights granted during the period

No Performance Rights were granted during the reporting period.

Performance Rights forfeited during the period

5,045,868 Performance Rights, vesting 31 December 2018 were forfeited as a result of failure to meet vesting conditions.

Performance Rights lapsed during the period ended 31 December 2018

4,402,687 Performance Rights, vesting 31 December 2018 lapsed as performance measures have not been achieved.

Recognised as employee costs – Performance Rights Plan

	Dec 2018	Dec 2017
	$’000	$’000
Opening balance	1,686	950
Performance rights expense for the year	439	736
Performance rights forfeited	(481)	-
Performance rights reserve	1,644	1,686

Other Share Based Payments

The Company may issue options to other parties that are not employees of the Group. These options were not issued under the Employee Share Option Plan and were either approved for issue by shareholders or issued without shareholder approval under ASX listing rule 7.1.

The following table illustrates the number and movements in other share based payment options during the period:

	Dec 2018	Dec 2017
	options	options
Opening balance	250,000	250,000
Options forfeited during the period	(250,000)	-
Closing balance	-	250,000

Other Share Based Payment options forfeited during the period ended 31 December 2018

250,000 Other Share Based Payment options, expiring 20 September 2018 were not exercised and expired in accordance with their terms.

The following table illustrates the value of other share based payments recognised:

	Dec 2018	Dec 2017
	$’000	$’000
Opening balance	1,123	1,123
Share options granted - equity settled	-	-
Closing balance	1,123	1,123

Warrants

On 7 May 2018 and 28 June 2018, the Company issued 4,520,940 and 7,998,420 attaching warrants to fully paid ordinary shares respectively to its advisors as compensation for services provided in the completion of Tranches 1 and 2 of the share capital raising (refer note 22). The warrants have an exercise price of US$0.0815 and expire three years from the date of issuance. All the warrants remain outstanding at 31 December 2018.

Deferred Share Price Correlated Compensation

Commencing on 15 July 2018, the Company’s CEO and Managing Director is entitled to receive Deferred Share Price Correlated Compensation in the form of rights to $17,000 of new ordinary shares in the Company per month. Deferred Share Price Correlated Compensation vests monthly during the term of employment based on the volume-weighted average price of the Company’s shares on ASX during the preceding calendar month.

The issue of the new shares in satisfaction of the Deferred Share Price Correlated Compensation were subject to receipt of all necessary shareholder approvals under the ASX Listing Rules. If shareholders did not give the necessary approvals, then payment would be made in cash in lieu of the shares. Regardless of whether shareholders gave the necessary approvals, the Board may, in its discretion, elect to pay your Deferred Share Price Correlated Compensation in cash in lieu of shares.

Notes to the consolidated financial statements

Any cash payments will be calculated as the number of shares that would have been issued to you multiplied by the volume-weighted average price of the Company’s shares on ASX during the 20 trading days before the date of payment.

While the rights to the Deferred Share Price Correlated Compensation vest on a monthly basis, the Company is not required to pay or issue shares until it has convened and held a general meeting to seek the necessary shareholder approvals for the issue of the shares.

The Company has recognised $93,774 as share based payment expenses in relation to the Deferred Share Price Correlated Compensation during the period.

Incentive Equity Remuneration

Commencing on 15 July 2018, the Company’s CEO and Managing Director is entitled to receive Incentive Equity Remuneration in the form of rights to receive up to a maximum of 15,000,000 shares, should the following performance hurdles be satisfied within the 12 months commencing 15 July 2018;

a)	if the Company’s share price is $0.14 or more as at the close of trading for at least 10 consecutive trading days, the issue 5,000,000 new ordinary shares in the Company;
b)	if the Company’s share price is $0.18 or more as at the close of trading for at least 10 consecutive trading days, the issue of an additional 5,000,000 new ordinary shares in the Company; and
c)	if the Company’s share price is $0.21 or more as at the close of trading for at least 10 consecutive trading days, the issue of an additional 5,000,000 new ordinary shares in the Company.

The issue of new shares arising from the satisfaction of the performance hurdles were subject to receipt of all necessary shareholder approvals under the ASX Listing Rules. If shareholders did not give the necessary approvals, then payment would be made in cash in lieu of the shares. Regardless of whether shareholders give the necessary approvals, the Board may, in its discretion elect to pay any Incentive Equity Remuneration to which you become entitled in cash in lieu of shares.

The Company has recognised $8,072 as share based payment expenses in relation to the Incentive Equity Remuneration during the period.

Share Capital Raising Fees

On 7 May 2018 and 28 June 2018, the Company issued 6,027,920 and 10,664,560 fully paid ordinary shares respectively at an issue price of $0.083 per Share to its advisors as compensation for services provided in completion of Tranches 1 and 2 of the share capital raising (refer note 22). The total value of the share based payments for the equity raising, including the warrants above, is $1.7 million.

Scheme Implementation

The implementation of the Scheme subsequent to the end of the year has impacted the Group’s share based payments. Refer note 27 for further information.

21.    Trade and other payables

	Dec 2018	Dec 2017
	$’000	$’000
Trade payables	30,273	39,362
Accruals	8,756	16,972
Other payables	4,608	2,336
Balance at the end of the year	43,637	58,670
Current	43,637	58,670
Non current	-	-
Balance at the end of the year	43,637	58,670

In accordance with the MACA Termination Agreement, amounts owing to MACA were transferred from trade and other payables to borrowings. Refer to note 17 for further information.

22.    Capital and reserves

	Dec 2018	Dec 2017	Dec 2018	Dec 2017
Ordinary share capital	'000 shares	'000 shares	$'000	$'000
On issue at the beginning of the period	1,233,430	1,057,567	303,512	254,435
Exercise of share options	-	1,500	-	338
Issued for cash	423,462	174,363	24,476	50,565
Issued in respect of share capital raising fees	16,692	-	-	-
Equity transaction costs	-	-	(3,022)	(1,826)
On issue at the end of the year	1,673,584	1,233,430	324,966	303,512

Notes to the consolidated financial statements

Share Capital

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares are fully paid and rank equally with regard to the Company’s residual assets.

Share capital raising

In May 2018 and June 2018, the Company raised $5.6 million and $10.4 million before costs, through the placement of 67,812,300 and 125,505,500 fully paid ordinary shares and 50,859,225 million and 94,129,125 attaching warrants, respectively, to sophisticated and professional investors. The initial fair value of the warrant embedded derivative of $4.2 million has been recognised as a liability in accordance with the accounting standards. The embedded derivate liability was revalued at 31 December 2018 to $2.1 million with the change in fair value recognised in profit or loss.

Additionally, in July 2018 and August 2018, the Company raised $0.8 million and $11.8 million before costs, through the placement of 11,850,069 and 218,293,000 fully paid ordinary shares.

Translation Reserve

The translation reserve comprises all foreign currency differences arising from the translation of foreign operations.

Share Based Payments Reserve

The share based payments reserve includes the cumulative expense recognised in respect of share options and performance rights granted, along with Deferred Share Price Correlated Compensation and Incentive Equity Remuneration. Please refer to note 20 for further information regarding share based payments.

Taxation Reserve

The Group has established a taxation reserve. The reserve is used to accumulate taxation savings received by the Group as a result of a lower taxation rate being applied in Brazil through its eligibility for a tax incentive program (SUDAM). SUDAM reduces the Group’s effective tax rate from approximately 34% to approximately 15%. The rules of the incentive program require the Group to accumulate incentives received through tax savings in a taxation reserve.

Scheme Implementation

The implementation of the Scheme subsequent to the end of the year has impacted the Group’s capital and reserves. Refer note 27 for further information.

23.    Provisions

	2018	2017
	$’000	$’000
Current
Site Restoration	163	446
Community Fund	2,066	1,962
Other	4,164	2,925
	6,393	5,333
Non Current
Site Restoration	9,942	7,939
Other	270	270
	10,212	8,209

(i)    Movements in provisions

Movements in each class of provision during the year are set out below:

	Site Restoration	Community Fund	Other	TOTAL
	$’000	$’000	$’000	$’000
Balance at beginning of the year	8,385	1,962	3,195	13,542
Unwind of discount on site restoration costs	463	-	-	463
Provisions made during the year	1,699	2,066	1,392	5,157
Provisions used during the year	-	(1,857)	-	(1,857)
Effect of movements in exchange rates	(442)	(105)	(153)	(700)
Balance at end of the year	10,105	2,066	4,434	16,605

Site restoration

The provision includes estimates of costs associated with reclamation, rehabilitation and other costs associated with the restoration of the present mine site. Estimates of restoration costs are based on current legal requirements and future costs that have been discounted to their present value at a Brazilian risk free discount rate of 9.14% (2017: 10.09%) .

Community Fund

The provision for the Community Fund relates to amounts payable under an Agreement with the Municipality of Pedra Branca and the Municipality of Serra do Navio in whose region the Group’s Brazilian Tucano Gold Project resides. The agreement requires the Group make annual payments to the municipalities calculated as one percent of the Gross Revenue (as defined by the Agreement) of the Tucano Gold Mine.

Notes to the consolidated financial statements

24.    Contingencies

Following the acquisition of the Tucano Gold Project in 2010, the Group assumed a claim relating to environmental damages to William Creek. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation.

In January 2018 the Amapá State Court ordered the Group to pay a fine of R$6 million plus interest and inflation to the State Environmental Fund. No liability has been recognised in relation to this decision based on legal advice received and as the Group is in the process of appealing.

25.    Related parties

Key management personnel compensation

The key management personnel compensation is as set out below.

	Dec 2018	Dec 2017
	$	$
Short-term employee benefits	1,649,289	2,488,199
Post-employment benefits	70,955	100,339
Termination benefits	1,074,588	-
Share based payments	257,216	266,557
Key management personnel compensation	3,052,048	2,855,095

Key management personnel transactions

A number of key management persons, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial and/or operating policies of those entities.

Great Panther

Subsequent to year end the Company was acquired by Great Panther and became a 100% owned subsidiary.

Following the implementation of the Scheme, the terms of the loan from Great Panther (note 17) have been amended. Refer note 27 for further information.

No transactions have occurred during the current year (2017: none) with related parties.

26.    Group entities

The Group’s principal subsidiaries at 31 December 2018 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Ultimate parent and subsidiaries	Country of incorporation	Interest 2017	Interest 2016
Parent entity
Beadell Resources Ltd	Australia
Subsidiaries
Beadell Resources Mineração Ltda (ii)	Brazil	100%	100%
Beadell (Brazil) Pty Ltd (i) (ii)	Australia	100%	100%
Beadell (Brazil 2) Pty Ltd (i) (ii)	Australia	100%	100%
Beadell Brasil Ltda (ii)	Brazil	100%	100%

Notes

(i)     These subsidiaries have been granted relief from the necessity to prepare financial reports in accordance with ASIC Corporations (Wholly owned Companies) Instrument 2016/785 issued by the Australian Securities and Investments Commission. For further information refer to note 28.
(ii)    These entities are considered to be material controlled entities of the Group.

27.    Subsequent events

Scheme Implementation

On 12 February 2019 a Scheme Meeting was held at which Beadell shareholders agreed to the acquisition of the Company by Great Panther. Under the Scheme, Beadell shareholders will receive 0.0619 of a Great Panther common share for each Beadell Share.

On 5 March 2019, the Scheme was implemented and Beadell became a 100% owned subsidiary of Great Panther. At the close of trading 6 March 2019 Beadell was removed from the Official List of ASX Limited.

Notes to the consolidated financial statements

Following the implementation of the Scheme, the Company converted from a public company limited by shares to a proprietary company limited by shares and changed the name of the Company to Beadell Resources Pty Ltd. These changes took effect on 16 May 2019.

VAT receivables

On 19 January 2019, the Company announced the receipt of R$37.9 million ($13.9 million) of tax refunds from COFINS (Contribuição para Financiamento da Seguridade Social) representing 50% of the Companies outstanding COFINS tax credit.

MACA Termination Agreement

Following the Implementation of the Scheme, the original terms of the MACA Termination Agreement have been amended. The material amended terms of the MACA Termination Agreement are as follows;

a)

Advancement of the 31 March 2019 principal repayment of $3 million to 30 days following the Completion Date (March 2019) and advancement of monthly principal repayments of $1.5 million to 30 April 2019 from 31 July 2019, resulting in total principal repayments during 2019 increasing from $12 million to $16.5 million;

b)	Great Panther has guaranteed the first $6 million of principal repayments;

c)	MACA have a right to convert $15 million of the remaining loan outstanding to shares in Great Panther, subject to:

•	a limit of $5 million in each quarter following the Completion Date at a 5% discount to the 20-day volume weighted average price;

•

any principal amount of the loan which is converted to Great Panther shares will reduce the outstanding balance of the loan, with 50% to be applied to reduce the remaining monthly repayments on a pro-rata basis;

d)	Amendment to reduce the provision to provide 30% of net proceeds from any debt or equity financing as a repayment to MACA to 10%; and

e)	Amendment to reduce the provision to provide 30% of net proceeds from any exercise of warrants as a repayment to MACA to 20%.

Additionally, MACA has exercised its right to a conversion of the remaining loan outstanding to shares in Great Panther of $5 million in April 2019 and a further $5 million in June 2019, also the Company has made cash repayments totalling $7.4 million in the period subsequent to 31 December 2018. The balance of the MACA Termination Agreement is currently $37.3 million.

Convertible Debentures

The implementation of the Scheme constitutes a “Change of Control” (as defined in the Debenture Indenture) of Beadell. In accordance with the terms of the Debenture Indenture, upon the occurrence of a Change of Control, Beadell is required to make an offer (the Change of Control Purchase Offer) to purchase all Beadell Convertible Debentures (the Repurchase) on issue at a price per Beadell Convertible Debenture equal to 105% of the principal amount, plus accrued and unpaid interest. All holders of Beadell Convertible Debentures have agreed in writing to accept the Change of Control Purchase Offer and the Repurchase was completed on 3 April 2019.

Santander – Itaú Facility

Following the implementation of the Scheme, the original terms of the Santander – Itaú Facility have been amended. A payment of US$5 million was made in January 2019. The final scheduled repayment of US$5 million which was due in April 2019 was extended to June 2019 and was paid in full in June 2019.

Great Panther Funding

On 14 January 2019, the Company announced that Great Panther has agreed to accept a partial repayment of US$3 million of the principal loan amount, plus interest and fees accrued to date with no fixed repayment date for the remaining US$2 million.

Following the implementation of the Scheme, additional non-interest bearing funding has been provided to the Company of $30.3 million, with no fixed repayment date.

Funding has also been provided to the Company in the form of an uncommitted Gold Prepayment Facility. To date, prepayments with respect to 17,276 outstanding ounces of gold, totalling US$21.6 million ($31.1 million) have been made.

Employee Share Option Plan

Upon implementation of the Scheme, all outstanding options which were not exercised lapsed and were terminated in accordance with their terms.

Incentive Equity Remuneration

Upon implementation of the Scheme, all outstanding rights to Incentive Equity Remuneration lapsed in accordance with their terms.

Notes to the consolidated financial statements

Deferred Share Price Correlated Compensation

Upon implementation of the Scheme, rights to the entitlement to receive the equivalent of 12 months’ Deferred Share Price Correlated Consideration vested.

Warrants

Prior to the implementation of the Scheme, Beadell reached an agreement with all Warrant holders to accept the Warrant Consideration in exchange for their outstanding Beadell Warrants on completion of the Scheme on the following terms:

a)	The Warrant holder agrees to the transfer of their Beadell Warrants to Great Panther, on the Implementation Date, at Great Panther’s election;

b)	Great Panther must provide the Warrant Consideration to the Warrant holder on the Implementation Date; and

c)	The consideration to be provided by Great Panther to each holder of Beadell Warrants for the cancellation of each Beadell Warrant, being 0.0619 of a Replacement Warrant for each Beadell Warrant.

Scheme financial advisor fees

In September 2018 Beadell engaged a financial advisor to act as an exclusive advisor regarding a number of possible corporate transactions. On acceptance of this engagement Beadell agreed to pay a Completion Fee at the closing of certain corporate transactions. The value of the Completion Fee is equal to 1.5% of the Aggregate Consideration Received up to $137.5 million and 2% of the Aggregate Consideration Received that is greater than $137.5 million. The implementation of the Scheme has resulted in the payment of a Completion Fee of US$1.6 million ($2.3 million) to the financial advisor in March 2019.

There have been no other events subsequent to balance sheet date which would have a material effect on the Group’s financial statements.

28.    Parent entity guarantees

Deed of Cross Guarantee

Pursuant to ASIC Corporations (Wholly owned Companies) Instrument 2016/785, the wholly owned Beadell (Brazil) Pty Ltd and Beadell (Brazil 2) Pty Ltd are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports and Directors’ reports. It is a condition of the class order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of a winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under the provisions of the Act, the Company will only be liable after six months in the event any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event the Company is wound up.

A consolidated statement of comprehensive income and a consolidated statement of financial position, comprising the Company and controlled entities which are a party to the Deed, after eliminating all transactions between the parties are as set out below.

	Dec 2018	Dec 2017
Statement of comprehensive income	$’000	$’000
Other income	96	146
Administrative expenses	(8,357)	(9,117)
Project exploration and evaluation expenses	(699)	(125)
Impairment losses	(69,778)	(51,386)
Depreciation, amortisation and depletion	(2,714)	(2,942)
Results from operating activities	(81,452)	(63,424)

Finance income	16,104	315
Finance expense	(1,176)	(5,344)
Net finance income/(expense)	14,928	(5,029)

Loss for the period before income tax	(66,524)	(68,453)

Income tax expense	-	-
Loss for the period after income tax	(66,524)	(68,453)

Other comprehensive (loss)/profit	-	-
Other comprehensive loss for the year net of tax	(66,524)	(68,453)
Total comprehensive loss for the year	(66,524)	(68,453)

Notes to the consolidated financial statements

	Dec 2018	Dec 2017
Statement of financial position	$’000	$’000
Assets
Cash and cash equivalents	862	4,845
Restricted cash	44	44
Prepayments	1,386	184
Trade and other receivables	10	39
Total current assets	2,302	5,112

Trade and other receivables	6	6
Property, plant and equipment	33	48
Investments	142,639	168,767
Total non-current assets	142,678	168,821
Total assets	144,980	173,933

Liabilities
Trade and other payables	1,755	965
Employee benefits	845	814
Borrowings	-	9,675
Total current liabilities	2,600	11,454

Employee benefits	16	13
Other financial liabilities	5,007	-
Borrowings	17,926	-
Total non-current liabilities	22,949	13
Total liabilities	25,549	11,467
Net assets	119,431	162,466
Equity
Share capital	324,966	303,512
Reserves	19,191	17,156
Accumulated losses	(224,726)	(158,202)
Total equity	119,431	162,466

Brazilian subsidiary guarantee

The parent entity has guaranteed the performance of a subsidiary in Brazil in relation to certain amounts due under the MACA Termination Agreement. In the event of default of one of the Group’s Brazilian subsidiaries, MACA has the right to demand payment from the parent.

29.    Auditors’ remuneration

	Dec 2018	Dec 2017
	$	$
Audit services
KPMG Australia
Audit and review of financial reports	335,000	165,000
Overseas KPMG firms
Audit and review of financial reports	119,091	111,412
Audit services	454,091	276,412

Notes to the consolidated financial statements

30.    Parent entity

As at and during the period ending 31 December 2018 the parent company of the Group was Beadell Resources Ltd.

The implementation of the Scheme subsequent to the end of the year has resulted in Beadell Resources Ltd becoming a wholly owned subsidiary of Great Panther. Refer note 27 for further information.

	Dec 2018	Dec 2017
	$’000	$’000
Result
Loss for the year	(66,524)	(58,447)
Other comprehensive income	-	-
Total comprehensive loss	(66,524)	(58,447)
Financial position
Current assets	2,303	5,113
Total assets	144,980	173,934
Current liabilities	2,599	11,455
Total liabilities	25,549	11,468
Net assets	119,431	162,466
Equity
Share capital	324,966	303,512
Reserves	19,191	17,156
Accumulated losses	(224,726)	(158,202)
Total equity	119,431	162,466

Parent entity contingencies

The parent entity has entered into a Deed of Cross Guarantee with two of its wholly owned subsidiaries. The effect of the Deed of Cross Guarantee is that the Company guarantees debts in respect of these subsidiaries. Further details of the Deed of Cross Guarantee and the subsidiaries subject to the Deed are disclosed in note 28.

Directors’ declaration

1.	In the opinion of the directors of Beadell Resources Pty Ltd (the Company):

(a)	the consolidated financial statements and notes 1 to 30 that are contained within are in accordance with the

Corporations Act 2001 (Cth), including:

	(i)	giving a true and fair view of the Group’s financial position as at 31 December 2018 and of its performance for the financial year ended on that date; and

	(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	as set out in note 2(d) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.

There are reasonable grounds to believe that the Company and the group entities identified in note 26 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those group entities pursuant to ASIC Corporations (Wholly owned Companies) Instrument 2016/785.

Signed in accordance with a resolution of the Directors:

BENJAMIN LARKIN
Director
Dated at Perth, this 27th day of June 2019

Auditor's independence declaration

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To the Directors of Beadell Resources Pty Ltd (formerly Beadell Resources Limited)

I declare that, to the best of my knowledge and belief, in relation to the audit of Beadell Resources Pty Ltd for the financial year ended 31 December 2018 there have been:

i. no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

ii. no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Graham Hogg
Partner

Perth

27 June 2019

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Liability limited by a scheme approved under Professional Standards Legislation.

Independent auditor's report

KPMG

Independent Auditor's Report

To the shareholders of Beadell Resources Pty Ltd (formerly Beadell Resources Limited)

Report on the audit of the Financial Report

Opinion

We have audited the consolidated financial statements of Beadell Resources Pty Ltd and its subsidiaries ("the Group"), which comprise the consolidated statement of financial position as at 31 December 2018, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2018, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in Australia, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 2(d), "Going Concern" of the consolidated financial statements. The conditions disclosed in Note 2(d) indicate a material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern and, therefore, whether it will realise its assets and discharge its liabilities in the normal course of business, and at the amounts stated in the consolidated financial statements. Our opinion is not modified in respect of this matter.

Other Information

The Directors are responsible for the other information. The other information comprises the financial and non-financial information in Beadell Resources Pty Ltd's annual reporting which is provided in addition to the consolidated financial statements and the auditors' report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Liability limited by a scheme approved under Professional Standards Legislation.

44

Independent auditor's report

KPMG

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

The engagement partner on the audit resulting in this independent auditors' report is Graham Hogg.

KPMG

KPMG

Graham Hogg
Partner

Perth

27 June 2019

46